Filed by Kinder Morgan Energy Partners, L.P.

pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934.

Subject Company:  Copano Energy, L.L.C.

Commission File No.: 001-32329

Kinder Morgan Employee Q&A

Copano Transaction

Q                                       Why is Copano selling?

A                                       Copano unitholders have been offered a substantial per-share premium through this transaction.  By combining with Kinder Morgan Energy Partners — a company with a successful track record of growing and delivering attractive returns to unitholders — Copano will be in a better position to pursue growth opportunities by becoming part of a larger company with additional financial resources.

Q                                       What are the benefits of Copano merging with KMP?

A                                       Upon closing, likely in the third quarter of 2013, the transaction is expected to produce immediate value to KMP unitholders and KMI shareholders through strong cash flow accretion.  Additionally, as noted above, Copano will be in a better position to pursue future growth opportunities by becoming part of a larger company with additional financial resources.  Kinder Morgan is bullish on the domestic shale plays and believes they will drive substantial future growth at KMP.  Copano’s assets are very complementary to KMP’s, as KMP is principally a pipeline transportation and storage company, while Copano is primarily a gathering, processing and fractionation player.

Q                                       Who must approve the transaction?

A                                       In addition to standard closing approvals, we will need Hart-Scott-Rodino anti-trust approval, and the unitholders at Copano must approve the transaction.

Q                                       When will the Copano unitholder vote take place?

A                                       The date has not yet been set.

Q                                       What will be the name of the company?

A                                       Copano will become part of Kinder Morgan Energy Partners, L.P., a leading pipeline transportation and energy storage company and one of the largest publicly traded pipeline limited partnerships in America.  The general partner of KMP is owned by Kinder Morgan, Inc. (NYSE: KMI), the largest midstream and third largest energy company in North America with an enterprise value of approximately $100 billion.

Q                                       What is Kinder Morgan’s overall strategy?

A                                       Kinder Morgan’s strategy is very simple and has remained consistent since 1997: 1) we own and operate primarily fee-based assets that are core to the North American energy infrastructure that produce stable and substantial cash flow; 2) we run these assets as safely and efficiently as possible with a strong commitment to protecting the public, our employees, contractors and the environment; 3) we control costs as it’s the investors’ money — not management’s; 4) we leverage our asset footprint to seek attractive capital investment opportunities through both expansions and acquisitions; and, 5) we maintain a strong balance sheet which enables us to access the capital markets to continue growing the business.  Additionally Kinder Morgan tries to align management’s interests with shareholders.  For example, Chairman and CEO Richard Kinder currently owns about

24 percent of KMI and receives a salary of $1 a year, no bonuses, no stock option grants and no restricted stock.

Q             How does Kinder Morgan operate?

A                                       Kinder Morgan has been very successful in acquiring and merging companies and operating assets efficiently.  At Kinder Morgan, the philosophy is to reduce corporate overhead expenses and apply a disciplined budgeting approach to operations.  For example, the company caps base salaries for executives, and eliminates corporate perks and other unnecessary overhead.  It has no corporate aircraft, no sponsorships, no sports tickets, no club memberships, and no supplemental retirement or special benefit plans for senior executives.  We often say that Kinder Morgan is a company run by shareholders for shareholders.  In short, management tries to run the company like a prudent person would run his or her own personal affairs and spend money on the things that really matter, like maintaining our assets.  The hands-on senior management team meets weekly with Kinder Morgan business unit presidents and operational heads to review financial performance and receive operational updates.

Q                                       Can you expand more on Kinder Morgan’s track record?

A                                       Since 1996, Kinder Morgan has grown from a company with 175 employees and an enterprise value of $325 million into the largest midstream and third largest energy company in North America, with approximately 11,000 employees and an enterprise value of approximately $100 billion.  Kinder Morgan is committed to delivering attractive returns to its shareholders and unitholders.  Most of our assets are at KMP, which has produced a compound annual growth rate to unitholders of 24 percent since 1996.

Q                                       Will Copano have any members on the KMP board of directors?

A                                       No.

Q                                       Do you anticipate layoffs?  When will they occur and how many?

A                                       Copano has approximately 415 employees.  We will be assessing the future organizational structure of the new company, but we anticipate retaining the vast majority of employees.  While there will be some synergies in areas where workforce duplication exists, such as corporate functions, this transaction is about producing future cash flow and expanding the midstream services assets.  Further, Kinder Morgan has a large number of job openings which existing Copano employees may be eligible for following closing.  Any reductions would not occur prior to closing.  We intend to communicate any reductions as soon as possible following our assessment, and this generally occurs in advance of the closing.

Q                                       Will there be severance for employees whose positions are eliminated?

A                                       Yes, Kinder Morgan will honor the existing Copano severance plan for a certain period of time following the merger.  However, to be eligible for severance: 1) the transaction must close; and, 2) the employee must meet the terms of the plan that they are covered under.

Q                                       Will benefits change for Copano employees?

A                                       Yes, the Kinder Morgan benefits plans will be offered.

Q                                       Where will the corporate headquarters of the combined company be?

A                                       Houston, Texas.

Q                                       Will some employees have to relocate?

A                                       Again, that will be determined through the evaluation and integration process.  However, it is likely that the majority of employees, especially the field, along with the Tulsa and Houston-based employees, will not require a geographic move.

Q                                       Is this a merger or an acquisition?

A                                       Kinder Morgan is acquiring Copano.  However, the boards of directors of both companies approved the transaction.

Q                                       Does Kinder Morgan expect other companies will bid on Copano?

A                                       Other companies could bid on Copano, but KMP may, under certain circumstances, receive a breakup fee if the transaction does not go through.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

KMP plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction.  KMP and Copano plan to file with the SEC and Copano plans to mail to its unitholders a Proxy Statement/Prospectus in connection with the transaction.  The Registration Statement and the Proxy Statement/Prospectus will contain important information about KMP, Copano, the transaction and related matters.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by KMP and Copano through the web site maintained by the SEC at www.sec.gov or by phone, email or written request by contacting the investor relations department of KMP or Copano at the following:

	KMP	Copano
Address:	1001 Louisiana Street, Suite 1000	1200 Smith Street, Suite 2300
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 621-9547
E-mail:	kmp_ir@kindermorgan.com	ir@copano.com

PARTICIPANTS IN THE SOLICITATION

KMP and Copano, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement.  Information regarding the directors and executive officers of KMP’s general partner and Kinder Morgan Management, LLC, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2011, which has been filed with the SEC.  Information regarding Copano’s directors and executive officers is contained in Copano’s Form 10-K for the year ended December 31, 2011 and its proxy statement filed on April 5, 2012, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMP and Copano, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about KMP or Copano management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction; the ability of KMP to successfully integrate Copano’s operations and employees and realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; price volatility and market demand for natural gas and natural gas liquids; higher construction costs or project delays due to inflation, limited availability of required resources or the effects of environmental, legal or other uncertainties; the ability of the combined company to continue to obtain new sources of natural gas supply; the impact on volumes and resulting cash flow of technological, economic and other uncertainties inherent in estimating future production, producers’ ability to drill and successfully complete and attract new natural gas supplies and the availability of downstream transportation systems and other facilities for natural gas and NGLs; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMP’s and Copano’s Annual Reports on Form 10-K for the year ended December 31, 2011 and their most recent quarterly report filed with the SEC.  KMP and Copano disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.